Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-63793

PROSPECTUS  SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 24, 1998)                        February 2, 1999

--------------------------------------------------------------------------------

                                  $600,000,000

[LOGO] THE                     The CIT Group, Inc.
       CIT
     GROUP             5 1/2% Notes due February 15, 2004

--------------------------------------------------------------------------------

      The Notes will mature on February 15, 2004. Interest on the Notes is payable semiannually on February 15 and August 15 beginning August 15, 1999. The Notes may not be redeemed prior to maturity.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                                 Proceeds to
                        Price to          Underwriting       The CIT Group, Inc.
                         Public             Discounts         (before expenses)
--------------------------------------------------------------------------------
Per Note                    99.634%             0.450%                99.184%
--------------------------------------------------------------------------------
Total                 $597,804,000         $2,700,000           $595,104,000
--------------------------------------------------------------------------------

      Interest on the Notes will accrue from February 5, 1999 to date of delivery.

                                   ----------

     The underwriters are offering the Notes subject to various conditions. The underwriters expect to deliver the Notes to purchasers on or about February 5, 1999.

                                   ----------

Warburg Dillon Read LLC
                    Barclays Capital
                                   Chase Securities Inc.
                                                      Morgan Stanley Dean Witter

      You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement or the Prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement.

                                   ----------

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

                              Prospectus Supplement

Recent Developments .......................................................  S-3
Description of Notes ......................................................  S-5
Underwriting ..............................................................  S-7

                                   Prospectus

Available Information .....................................................    2
Documents Incorporated by Reference .......................................    2
The Corporation ...........................................................    3
Summary of Financial Information ..........................................   10
Use of Proceeds ...........................................................   11
Description of Debt Securities ............................................   11
Plan of Distribution ......................................................   16
Experts ...................................................................   17
Legal Opinions ............................................................   17

      CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING PURCHASES OF THE NOTES TO STABILIZE THEIR MARKET PRICE AND PURCHASES OF THE NOTES TO COVER ANY SHORT POSITION IN THE NOTES MAINTAINED BY THE UNDERWRITERS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                   ----------

                               RECENT DEVELOPMENTS

Common Stock Offering

      In November 1997, The CIT Group, Inc. (the "Company") issued 36,225,000 shares of Class A Common Stock in an initial public offering. In November 1998, the Company filed a Registration Statement on behalf of its largest stockholder, The Dai-Ichi Kangyo Bank, Limited ("DKB"), to offer 49,000,000 shares of Class A Common Stock. Prior to the offering DKB held approximately 94% of the combined voting power and approximately 77% of the economic interest of all of the Company's outstanding Common Stock. Following the offering, DKB now holds approximately 44% of the voting power and economic interest of the Company's outstanding Common Stock.

Financial Results

      The Company recently announced its financial results for the three months and twelve months ended December 31, 1998. The following table presents the Company's unaudited selected supplemental consolidated financial data and ratios reflected in such announcement. The Company believes that all adjustments (all of which are normal recurring accruals) necessary for a fair statement of financial position and results of operations for these periods have been made.

                      THE CIT GROUP, INC. AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS
               (Dollars in Millions, except Net Income per Share)

                                                Quarter                          Year
                                           Ended December 31,              Ended December 31,
                                     ---------------------------     ---------------------------
                                         1998            1997            1998           1997
                                     -----------     -----------     -----------     -----------
Finance income ..................         $533.7          $472.7        $2,015.1        $1,824.7
Interest expense ................          274.6           243.5         1,040.8           937.2
                                     -----------     -----------     -----------     -----------
  Net finance income ............          259.1           229.2           974.3           887.5
Fees and other income ...........           59.3            61.8           255.4           247.8
Gain on sale of equity
  interest acquired in
  loan workout ..................            --              --              --            58.0
                                     -----------     -----------     -----------     -----------
  Operating revenue .............          318.4           291.0         1,229.7         1,193.3
                                     -----------     -----------     -----------     -----------
Salaries and general
  operating expenses ............          106.8           114.3           417.8           428.4
Provision for credit
  losses ........................           24.4            21.9            99.4           113.7
Depreciation on operating
  lease equipment ...............           48.1            38.5           169.5           146.8
Minority interest in
  subsidiary trust holding
  solely debentures of
  the Company ...................            4.8             4.8            19.2            16.3
                                     -----------     -----------     -----------     -----------
  Operating expenses ............         184.1            179.5           705.9           705.2
                                     -----------     -----------     -----------     -----------
Income before provision
  for income taxes ..............          134.3           111.5           523.8           488.1
Provision for income taxes ......           47.0            40.5           185.0           178.0
                                     -----------     -----------     -----------     -----------
Net income ......................          $87.3           $71.0          $338.8          $310.1
                                     ===========     ===========     ===========     ===========
Basic net income per share ......          $0.54           $0.44           $2.09           $1.96
  Weighted average shares
    outstanding .................    161,366,016     160,016,576     161,987,897     158,134,315
Diluted net income per share ....          $0.54           $0.44           $2.08           $1.95
  Weighted average shares
    outstanding .................    162,301,065     161,258,149     163,188,739     159,156,706

                      THE CIT GROUP, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                              (Amounts in Millions)

                                                      December 31,  December 31,
                                                         1998          1997
                                                      ------------  ------------
Assets
Financing and leasing assets
Loans
   Commercial ....................................     $10,829.8     $ 9,922.5
   Consumer ......................................       4,266.9       3,664.8
Commercial lease receivables .....................       4,759.3       4,132.4
                                                       ---------     ---------
   Finance receivables ...........................      19,856.0      17,719.7
Reserve for credit losses ........................        (263.7)       (235.6)
                                                       ---------     ---------
   Net finance receivables .......................      19,592.3      17,484.1
Operating lease equipment, net ...................       2,774.1       1,905.6
Consumer finance receivables
   held for sale .................................         987.4         268.2
Cash and cash equivalents ........................          73.6         140.4
Other assets .....................................         875.7         665.8
                                                       ---------     ---------
Total assets .....................................     $24,303.1     $20,464.1
                                                       =========     =========
Liabilities and Stockholders' Equity
Debt
Commercial paper .................................     $ 6,144.1     $ 5,559.6
Variable rate senior notes .......................       4,275.0       2,861.5
Fixed rate senior notes ..........................       8,032.3       6,593.8
Subordinated fixed rate notes ....................         200.0         300.0
                                                       ---------     ---------
   Total debt ....................................      18,651.4      15,314.9
Credit balances of factoring clients .............       1,302.1       1,202.6
Accrued liabilities and payables .................         694.3         660.1
Deferred federal income taxes ....................         703.7         603.6
                                                       ---------     ---------
   Total liabilities .............................      21,351.5      17,781.2
Company-obligated mandatorily
   redeemable preferred securities
   of subsidiary trust holding
   solely debentures of the Company ..............         250.0         250.0
Stockholders' equity
Class A common stock, par value
   $0.01 per share;
   Authorized 700,000,000 shares
   Issued: 163,144,879 shares in 1998
   and 37,173,527 shares in 1997
   Outstanding: 162,176,949 shares in
   1998 and 37,173,527 shares in 1997 ............           1.7           0.4
Class B common stock, par value
   $0.01 per share, 510,000,000 shares
   authorized and in 1997 126,000,000
   issued and outstanding ........................        --               1.3
Paid-in capital ..................................         952.5         948.3
Retained earnings ................................       1,772.8       1,482.9
Treasury stock at cost (967,930
shares; Class A) .................................         (25.4)       --
                                                       ---------     ---------
Total stockholders' equity .......................       2,701.6       2,432.9
                                                       ---------     ---------
Total liabilities and
stockholders' equity .............................     $24,303.1     $20,464.1
                                                       =========     =========

                              DESCRIPTION OF NOTES

      The Notes due February 15, 2004 (the "Notes") are to be issued as a series of Debt Securities under the Indenture, dated as of September 24, 1998 (the "Indenture"), between the Corporation and Harris Trust & Savings Bank, as Trustee (the "Trustee"), which is more fully described in the accompanying Prospectus. The Trustee is also the Registrar and Paying Agent.

General

      The Notes offered hereby will bear interest from February 5, 1999 at the rate of 51U2% per annum payable semiannually on February 15 and August 15 of each year, commencing August 15, 1999, to the persons in whose names the Notes are registered at the close of business on the fifteenth day next preceding the applicable interest payment date. The Notes will mature on February 15, 2004. The Notes are Senior Securities as described in the accompanying Prospectus.

      Interest will be computed on the basis of a 360-day year of twelve 30-day months. If an interest payment date or the maturity date falls on a day that is not a business day, the payment will be made on the next business day as if it were made on the date such payment was due, and no interest will accrue on the amount so payable for the period from and after such interest payment date or the maturity date, as the case may be.

      The Notes will be issued in fully registered form only, without coupons. The Notes will be issuable in denominations of $1,000 and integral multiples thereof. The Notes will be represented by one or more permanent global Notes registered in the name of The Depository Trust Company, New York, New York (the "Depositary"), or its nominee, as described below.

      As discussed below, payment of principal of, and interest on, Notes represented by a permanent global Note or Notes registered in the name of or held by the Depositary or its nominee will be made in immediately available funds to the Depositary or its nominee, as the case may be, as the registered owner and holder of such permanent global Note or Notes. See "Same-Day Settlement and Payment."

Redemption

      The Notes are not redeemable prior to maturity and will not be entitled to any sinking fund.

Book-Entry System

      Upon issuance, the Notes will be represented by a permanent global Note or Notes. Each permanent global Note will be deposited with, or on behalf of, the Depositary and registered in the name of a nominee of the Depositary. Except under the limited circumstances described below, permanent global Notes will not be exchangeable for definitive certificated Notes.

      Ownership of beneficial interests in a permanent global Note will be limited to institutions that have accounts with the Depositary or its nominee ("participants") or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in such permanent global Note will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such permanent global Note. Ownership of beneficial interests in such permanent global Note by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The Depositary has no knowledge of the actual beneficial owners of the Notes. Beneficial owners will not receive written confirmation from the Depositary of their purchase, but beneficial owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in such permanent global Note.

      The Company has been advised by the Depositary that upon the issuance of a permanent global Note and the deposit of such permanent global Note with the Depositary, the Depositary will immediately credit, on its book-entry registration and transfer system, the respective principal amounts represented by such permanent global Note to the accounts of participants.

      Payment of principal of, and interest on, Notes represented by a permanent global Note registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the permanent global Note representing such Notes. The Company has been advised by the Depositary that upon receipt of any payment of principal of, or interest on, a permanent global Note, the Depositary will immediately credit, on its book-entry registration and transfer system, accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such permanent global Note as shown in the records of the Depositary. Payments by participants to owners of beneficial interests in a permanent global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the sole responsibility of such participants, subject to any statutory or regulatory requirements as may be in effect from time to time.

      None of the Company, the Trustee, or any other agent of the Company or the Trustee will have any responsibility or liability for any aspect of the records of the Depositary, any nominee, or any participant relating to, or payments made on account of, beneficial interests in a permanent global Note or for maintaining, supervising, or reviewing any of the records of the Depositary, any nominee, or any participant relating to such beneficial interests.

      A permanent global Note is exchangeable for definitive Notes registered in the name of, and a transfer of a permanent global Note may be registered to, any person other than the Depositary or its nominee, only if:

            (a)the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such permanent global Note or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act");

            (b)the Company in its sole discretion determines that such permanent global Note shall be exchangeable for definitive Notes in registered form; or

            (c)there shall have occurred and be continuing an event of default under the Indenture, as described in the accompanying Prospectus, and the Depositary is notified by the Company or the Trustee that such global Note shall be exchangeable for definitive Notes in registered form.

Any permanent global Note that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive Notes in registered form, of like tenor and of an equal aggregate principal amount as the permanent global Note, in denominations of $1,000 and integral multiples thereof. Such definitive Notes will be registered in the name or names of such person or persons as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from its participants with respect to ownership of beneficial interests in such permanent global Note.

      Except as provided above, owners of beneficial interests in such permanent global Note will not be entitled to receive physical delivery of Notes in definitive form and will not be considered the holders thereof for any purpose under the Indenture, and no permanent global Note shall be exchangeable, except for another permanent global Note of like denomination and tenor to be registered in the name of the Depositary or its nominee. Accordingly, each person owning a beneficial interest in such permanent global Note must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture.

      The Company understands that, under existing industry practices, in the event that the Company requests any action of holders, or an owner of a beneficial interest in such permanent global Note desires to give or take any action that a holder is entitled to give or take under the Indenture, the Depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

      The Depositary has advised the Company that the Depositary is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.

Same-Day Settlement and Payment

      Settlement for the Notes will be made by the Underwriters (as defined below in "Underwriting") in immediately available funds. So long as the Notes are represented by a permanent global Note or Notes, all payments of principal and interest will be made by the Company in immediately available funds.

      Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, so long as the Notes are represented by a permanent global Note or Notes registered in the name of the Depositary or its nominee, the Notes will trade in the Depositary's Same-Day Funds Settlement System, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

Information Concerning the Trustee

      The Company from time to time may borrow from the Trustee, and the Company and certain of its subsidiaries may maintain deposit accounts and conduct other banking transactions with the Trustee.

                                  UNDERWRITING

      Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement"), among the Company, Warburg Dillon Read LLC, Barclays Capital Inc., Chase Securities Inc., and Morgan Stanley & Co. Incorporated (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase the principal amount of the Notes set forth opposite its name below. See "Plan of Distribution" in the accompanying Prospectus.

                                                              Principal Amount
           Underwriter                                            of Notes
          ------------                                        ----------------
     Warburg Dillon Read LLC .............................      $150,000,000
     Barclays Capital Inc. ...............................       150,000,000
     Chase Securities Inc. ...............................       150,000,000
     Morgan Stanley & Co. Incorporated ...................       150,000,000
                                                                ------------
     Total ...............................................      $600,000,000
                                                                ============

      The Company has been advised by the Underwriters that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of 0.30% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess of 0.20% of such principal amount. After the initial public offering, the public offering price and such concessions may be changed from time to time. In addition to underwriting discounts, the Company estimates that it will have expenses of $125,000 in connection with the offering of the Notes.

      The Notes are a new issue of securities with no established trading market. The Company does not presently intend to list the Notes on any securities exchange. The Company has been advised by the Underwriters that they intend to make a market in the Notes, but the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

      The   Underwriting   Agreement   provides  that  the  obligations  of  the
Underwriters  are  subject  to  certain   conditions   precedent  and  that  the
Underwriters will purchase all the Notes if any are purchased.

      In connection with this offering, certain Underwriters and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Notes. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Notes for the purpose of stabilizing their market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Notes in connection with this offering than they are committed to purchase from the Company, and in such case may purchase Notes in the open market following completion of this offering to cover such short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

      Certain of the Underwriters or their affiliates have provided and will in the future continue to provide banking and other financial services to the Company for which they have received and will receive customary compensation.

      The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

Prospectus

                              The CIT Group, Inc.

                                Debt Securities

                                   ----------

     The CIT Group, Inc. (the "Corporation") intends to issue from time to time, in one or more series with the same or various terms, debt securities (the "Debt Securities"), which may be either senior (the "Senior Securities") or senior subordinated (the "Senior Subordinated Securities") in priority of payment, with an aggregate initial offering price not to exceed $6.718 billion (or (i) if the principal of the Debt Securities is denominated in a foreign currency, the equivalent thereof at the time of offering, or (ii) if the Debt Securities are issued at an original issue discount, such greater principal amount as shall result in an aggregate initial offering price of $6.718 billion). Each Debt Security will be a direct, unsecured obligation of the Corporation and will be offered to the public on terms determined by market conditions at the time of sale. The Corporation may sell its Debt Securities (i) directly to purchasers,
(ii) through agents designated from time to time, (iii) to dealers, or (iv) through an underwriter or a group of underwriters. The specific designation, aggregate principal amount, currency of payment, authorized denominations, purchase price, maturity, rate and time of payment of any interest, any redemption terms, the designation of each Trustee (as defined herein) acting under the applicable Indenture (as defined herein), any listing on a securities exchange, or other specific terms of the Debt Securities in respect of which this Prospectus is being delivered (the "Offered Debt Securities") will be set forth in the accompanying supplement to the Prospectus (the "Prospectus Supplement"), together with the terms of offering of the Offered Debt Securities. The Corporation reserves the sole right to accept or reject, in whole or in part, any proposed purchase of Offered Debt Securities.

     If any agents of the Corporation or any dealers or underwriters are involved in the sale of the Offered Debt Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers, or underwriters and any applicable agent's commission, dealer's purchase price, or underwriter's discount will be set forth in or may be calculated from the Prospectus Supplement. The net proceeds to the Corporation from such sale will be (i) the purchase price of such Offered Debt Securities less such commission in the case of an agent, (ii) the purchase price of such Offered Debt Securities in the case of a dealer, or (iii) the public offering price less such discount in the case of an underwriter and less, in each case, other applicable issuance expenses. See "Plan of Distribution" for possible indemnification arrangements with agents, dealers, and underwriters.

                                   ----------

THESE  SECURITIES HAVE NOT  BEEN  APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
   ACCURACY  OR  ADEQUACY OF THIS  PROSPECTUS. ANY  REPRESENTATION  TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.


              The date of this Prospectus is September 24, 1998.

     NO SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED BY THE CORPORATION OR ANY DEALER, AGENT, OR UNDERWRITER TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION, OTHER THAN AS CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS SUPPLEMENT OR THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE, IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE ANY OFFER BY ANY DEALER, AGENT OR UNDERWRITER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL FOR SUCH DEALER, AGENT OR UNDERWRITER TO MAKE SUCH OFFER OR SOLICITATION IN SUCH STATE. NEITHER THE DELIVERY OF THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION AND ITS SUBSIDIARIES SINCE THE DATE OF THE INFORMATION CONTAINED HEREIN.

                             AVAILABLE INFORMATION

      The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the offices of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference
Section of the Commission, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov. Certain of the Corporation's securities are listed on the New York Stock Exchange and reports and other information concerning the Corporation can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed with the Commission by the Corporation are incorporated by reference in this Prospectus:

          (a) The Corporation's Annual Report on Form 10-K for the year ended December 31, 1997 together with the report of KPMG Peat Marwick LLP, independent certified public accountants;

          (b) The Corporation's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998; and

          (c) The Corporation's Current Reports on Form 8-K dated January 15, 1998, January 28, 1998, March 24, 1998, April 22, 1998, June 5, 1998, July
     22, 1998, July 29, 1998 and August 27, 1998.

     All documents filed by the Corporation pursuant to Sections 13(a) and (c), 14, or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Corporation will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon request, a copy of any or all of the foregoing documents described above which have been or may be incorporated by reference in this Prospectus other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such request should be directed to:

                         Corporate Secretary
                         The CIT Group, Inc.
                         1211 Avenue of the Americas
                         New York, New York 10036
                         (212) 536-1390

                                THE CORPORATION

     The Corporation is a leading diversified finance organization with over $22 billion of managed assets at December 31, 1997. The Corporation offers secured commercial and consumer financing primarily in the United States to smaller, middle-market and larger businesses and to individuals through a nationwide distribution network. The Corporation commenced operations in 1908 and has developed a broad array of "franchise" businesses that focus on specific industries, asset types and markets, which are balanced by client, industry and geographic diversification. The Corporation has its principal executive offices at 1211 Avenue of the Americas, New York, New York 10036 and its telephone number is (212) 536-1390.

     The Corporation operates through two business segments: (i) commercial, which is comprised of Equipment Financing (equipment financing and leasing), Capital Finance (commercial aircraft and rail equipment financing and leasing), Commercial Services (factoring), Business Credit (secured financing to middle-market and larger-sized businesses) and Credit Finance (secured financing to smaller-sized and middle-market businesses) strategic business units, and
(ii) consumer, which is comprised of the Consumer Finance (home equity) and Sales Financing (recreation vehicle, manufactured housing and recreational boat financing) strategic businesses units. These strategic business units offer products and services designed to satisfy the financing needs of specific customers, industries and markets.

     In November 1997, the Corporation issued 36,225,000 shares of Class A Common Stock in an initial public offering. The Dai-Ichi Kangyo Bank, Limited ("DKB") owns 126,000,000 of the outstanding shares of Class B Common Stock, each of which has five votes per share but is otherwise identical in all material respects to the Class A Common Stock (which has one vote per share). The Class B Common Stock owned by DKB, which is not publicly traded, represents in the aggregate 94.4% of the combined voting power of all of the outstanding Common Stock of the Corporation. For as long as DKB continues to own shares of Common Stock representing more than 50% of the combined voting power of the Class A Common Stock and Class B Common Stock, DKB will be able to direct the election of all of the members of the Corporation's Board of Directors and exercise a controlling influence over the business and affairs of the Corporation.

Commercial

     The Corporation's commercial operations are diverse and provide a wide range of financing and leasing products to small, midsize and larger companies across a wide variety of industries, including aerospace, retailing, construction, rail, machine tool, business aircraft, apparel, textiles, electronics and technology, chemicals, manufacturing and transportation. The secured lending, leasing and factoring products of the Corporation's commercial operations include direct loans and leases, operating leases, leveraged and single investor leases, secured revolving lines of credit and term loans, credit protection, accounts receivable collection, import and export financing and factoring, debtor-in-possession and turnaround financing and acquisition and expansion financing.

Equipment Financing and Leasing

     The Corporation's Equipment Financing and Leasing operations are conducted through two strategic business units: (i) The CIT Group/Equipment Financing ("Equipment Financing"), which focuses on the broad distribution of its products through manufacturers, dealers/distributors, intermediaries and direct calling primarily with the construction, transportation and machine tool industries; and
(ii) The CIT Group/Capital Finance ("Capital Finance"), which focuses on the direct marketing of customized transactions relating primarily to commercial aircraft and rail equipment.

      Equipment Financing and Capital Finance personnel have extensive expertise in managing equipment over its full life cycle. For example, Capital Finance has the expertise to repossess commercial aircraft, if necessary, to obtain required maintenance and repairs for such aircraft, and to recertify such aircraft with appropriate authorities. Equipment Financing's and Capital Finance's equipment and industry expertise enable them to evaluate effectively residual value risk and to manage equipment and residual value risks by locating alternative equipment users and/or purchasers in order to minimize such risk and/or the risk of equipment remaining idle for extended periods of time or in amounts that could materially impact profitability.

Equipment Financing

     Equipment Financing is the largest of the Corporation's strategic business units with total financing and leasing assets of $8.0 billion at December 31, 1997, representing 40.2% of the Corporation's total financing and leasing assets. Equipment Financing offers secured equipment financing and leasing products, including direct secured loans, leases, revolving lines of credit, operating leases, sale and leaseback arrangements, vendor financing and specialized wholesale and retail financing for distributors and manufacturers.

      Equipment Financing is a leading nationwide asset-based equipment lender. At December 31, 1997, its portfolio included significant outstandings to customers in a number of different industries, with manufacturing being the largest as a percentage of financing and leasing assets, followed by construction and printing. The Equipment Financing portfolio at December 31, 1997 included many different types of equipment, including construction, transportation, and manufacturing equipment and business aircraft.

     Equipment Financing originates its products through direct calling on customers and through its relationships with manufacturers, dealers/distributors and intermediaries that have leading or significant marketing positions in their respective industries. This provides Equipment Financing with efficient access to equipment end-users in many industries across a variety of equipment types.

Capital Finance

     Capital Finance had financing and leasing assets of $3.7 billion at December 31, 1997, which represented 18.5% of the Corporation's total financing and leasing assets. Capital Finance specializes in customized secured financing, including leases, loans, operating leases, single investor leases, debt and equity portions of leveraged leases, and sale and leaseback arrangements relating primarily to end-users of commercial aircraft and railcars. Typical Capital Finance customers are middle-market to larger-sized companies.

     Capital Finance has provided financing to commercial airlines for over 30 years. The Capital Finance aerospace portfolio includes most of the leading U.S. and foreign commercial airlines. Capital Finance has developed strong relationships with most major airlines and all major aircraft and aircraft engine manufacturers, which provide Capital Finance with access to technical information, which supports customer service, and provides opportunities to finance new business.

     Capital Finance has over 25 years experience in financing the rail industry, contributing to its knowledge of asset values, industry trends, product structuring and customer needs. To strengthen its position in the rail financing market, Capital Finance formed a dedicated rail equipment group in 1994 and currently maintains relationships with several leading railcar manufacturers in the United States. The Capital Finance rail portfolio includes all of the U.S. and Canadian Class I railroads and numerous shippers. The Capital Finance operating lease fleet includes primarily covered hopper cars used to ship grain and agricultural products and plastic pellets, gondola cars for coal, steel coil and mill service, open hopper cars for coal and aggregates, center beam flat cars for lumber, and boxcars for paper and auto parts.

     New business is generated by Capital Finance through (i) direct calling efforts with equipment end-users and borrowers, including major airlines, railroads and shippers, (ii) relationships with aerospace, railcar and other manufacturers and (iii) intermediaries and other referral sources.

Factoring

     The CIT Group/Commercial Services ("Commercial Services") factoring operation had total financing and leasing assets of $2.1 billion at December 31, 1997, which represented 10.6% of the Corporation's total financing and leasing assets. Commercial Services offers a full range of domestic and international customized credit protection and lending services that include factoring, working capital and term loans, receivable management outsourcing, bulk purchases of accounts receivable, import and export financing and letter of credit programs.

     Commercial Services provides financing to its clients through the purchase of accounts receivables owed to clients by their customers, usually on a non-recourse basis, as well as by guaranteeing amounts due under letters of credit issued to the clients' suppliers which are collateralized by accounts receivable and other assets. The purchase of accounts receivable is traditionally known as "factoring" and results in the payment by the client of a factoring fee, generally a percentage of the factored sales volume. When Commercial Services "factors" (i.e., purchases) a customer invoice from a client, it records the customer receivable as an asset and also establishes a liability for the funds due to the client ("credit balances of factoring clients"). Commercial Services also may advance funds to its clients prior to collection of receivables, typically in an amount up to 80% of eligible accounts receivable (as defined for that transaction), charging interest on such advances (in addition to any factoring fees) and satisfying such advances from receivables collections.

     Clients use Commercial Services' products and services for various purposes, including improving cash flow, mitigating or reducing the risk of bad debt charge offs, increasing sales, improving management information and converting the high fixed cost of operating a credit and collection department into a lower and variable expense based on sales volume.

     Commercial Services generates business regionally from a variety of sources, including direct calling and referrals from existing clients and other referral sources.

Commercial Finance

     The Corporation's Commercial Finance operations are conducted through two strategic business units: (i) The CIT Group/Business Credit ("Business Credit"), which provides secured financing primarily to middle-market to larger-sized borrowers; and (ii) The CIT Group/Credit Finance ("Credit Finance"), which
provides   secured   financing   primarily  to  smaller-sized  to  middle-market
borrowers.

Business Credit

     Financing and leasing assets of Business Credit totaled $1.2 billion at December 31, 1997 and represented 6.3% of the Corporation's total financing and leasing assets. Business Credit offers senior revolving and term loans secured by accounts receivable, inventories and fixed assets to middle-market and larger-sized companies. Such loans are used by clients primarily for growth, expansion, acquisitions, refinancings and debtor-in-possession and turnaround financings. Business Credit sells and purchases participation interests in such loans to and from other lenders.

     Through its variable interest rate senior revolving and term loan products, Business Credit meets its customers' financing needs for working capital, growth, acquisition and other financing situations otherwise not met through bank or other unsecured financing alternatives. Business Credit typically structures financings on a fully secured basis, though, from time to time, it may look to a customer's cash flow to support a portion of the credit facility. Revolving and term loans are made on a variable interest rate basis based on published indexes such as LIBOR or a prime rate of interest.

     Business is originated through direct calling efforts and intermediary and referral sources. Business Credit has focused on increasing the proportion of direct business origination to improve its ability to capture or retain refinancing opportunities and to enhance finance income.

Credit Finance

     Financing and leasing assets of Credit Finance totaled $889.8 million at December 31, 1997 and represented 4.5% of the Corporation's total financing and leasing assets. Credit Finance offers revolving and term loans to smaller-sized and middle-market companies secured by accounts receivable, inventories and fixed assets. Such loans are used by clients for working capital, refinancings, acquisitions, leveraged buyouts, reorganizations, restructurings, turnarounds and Chapter 11 financing and confirmation plans. Credit Finance sells participation interests in such loans to other lenders and purchases participation interests in such loans originated by other lenders. Credit Finance borrowers are generally smaller and cover a wider range of credit quality than those of Business Credit. While both Business Credit and Credit Finance offer financing secured by accounts receivable, inventories and fixed assets, Credit Finance places a higher degree of reliance on collateral and is generally more focused on credit monitoring in its business.

     Business is originated through the sales and regional offices and is also developed through intermediaries and referral relationships and through direct calling efforts. Credit Finance has developed long-term relationships with selected finance companies, banks and other lenders and with many diversified referral sources.

Consumer

     The Corporation's consumer business is focused primarily on home equity lending through The CIT Group/Consumer Finance ("Consumer Finance") and on retail sales financing secured by recreation vehicles, manufactured housing and recreational boats through The CIT Group Sales Financing ("Sales Financing"). Sales Financing also provides contract servicing for securitization trusts and other third parties through a centralized Asset Service Center ("ASC"). Additionally, in the ordinary course of business, Consumer Finance and Sales Financing purchase loans and portfolios of loans from banks, thrifts and other originators of consumer loans.

Consumer Finance

     Financing and leasing assets of Consumer Finance, which aggregated $2.0 billion at December 31, 1997, represented 10.0% of the Corporation's total financing and leasing assets. The managed assets of Consumer Finance were $2.4 billion at December 31, 1997, or 10.9% of total managed assets. Consumer Finance commenced operations in December 1992. Its products include both fixed and variable rate closed-end loans and variable rate lines of credit. The lending activities of Consumer Finance consist primarily of originating, purchasing and selling loans secured by first or second liens on detached, single family residential properties. Such loans are primarily made for the purpose of consolidating debts, refinancing an existing mortgage, funding home improvements, paying education expenses and, to a lesser extent, purchasing a home, among other reasons. Consumer Finance originates loans through brokers and correspondents as well as on a direct marketing basis.

     The Corporation believes that its network of Consumer Finance offices, located in most major U.S. markets, enables it to provide a competitive, extensive product offering complemented by high levels of service delivery. Through experienced lending professionals and automation, Consumer Finance provides rapid turnaround time from application to loan funding, a characteristic considered to be critical by its broker and correspondent relationships.

Sales Financing

     The financing and leasing assets of Sales Financing, which aggregated $1.9 billion at December 31, 1997, represented 9.7% of the Corporation's total financing and leasing assets. The managed assets of Sales Financing were $3.9 billion at December 31, 1997, or 17.3% of total managed assets. The lending activities of Sales Financing consist primarily of providing nationwide retail financing for the purchase of new and used recreation vehicles, manufactured housing and recreational boats. During 1997, Sales Financing began providing wholesale manufactured housing and recreational boat inventory financing directly to dealers. Sales Financing originates loans predominately through recreation vehicle, manufactured housing and recreational boat dealer, manufacturer and broker relationships.

Servicing

     The ASC centrally services and collects substantially all of the Corporation's consumer finance receivables including loans originated or purchased by Sales Financing or Consumer Finance, as well as loans originated or purchased and subsequently securitized with servicing retained. The servicing portfolio also includes loans owned by third parties that are serviced by Sales Financing for a fee on a "contract" basis. At December 31, 1997, the consumer finance servicing portfolio aggregated approximately 282,000 loans, including $1.5 billion of finance receivables serviced for third parties.

Securitization Program

     The Corporation funds most of its assets on balance sheet using its access to the commercial paper, medium-term note and capital markets. In an effort to broaden its funding sources and to provide an additional source of liquidity, the Corporation, in 1992, established a program to opportunistically access the public and private asset backed securitization markets. Current products utilized in the Corporation's program include consumer loans secured by recreation vehicles, recreational boats and residential real estate. As of December 31, 1997, the Corporation has sold $3.3 billion of finance receivables since the inception of the Corporation's asset backed securitization program and the remaining pool balances at December 31, 1997 aggregated $2.4 billion or 10.7% of the Corporation's total managed assets.

     Under a typical asset backed securitization, the Corporation sells a "pool" of secured loans to a special purpose entity, that, in turn, issues certificates and/or notes that are collateralized by the loan pool and that entitle the holders thereof to participate in certain loan pool cash flows. The Corporation retains the servicing of the securitized loans, for which it is paid a fee, and also participates in certain "residual" loan pool cash flows (cash flows after payment of principal and interest to certificate and/or note holders and after losses). At the date of securitization, the Corporation estimates the "residual" cash flows to be received over the life of the securitization, records the present value of these cash flows as an interest-only receivable, or I/O (a retained interest in the securitization), and recognizes a gain. The I/O is then amortized over the estimated life of the related loan pool.

     The Corporation, in its estimation of residual cash flows and related I/Os, inherently employs a variety of financial assumptions, including loan pool credit losses, prepayment speeds and discount rates. These assumptions are empirically supported by both the Corporation's historical experience and anticipated trends relative to the particular products securitized. Subsequent to the recognition of I/Os, the Corporation regularly reviews such assets for valuation impairment. These reviews are performed on a disaggregated basis. Fair values of I/Os are calculated utilizing current and anticipated credit losses, prepayment speeds and discount rates and are then compared to the Corporation's carrying values. Carrying value of the Corporation's I/O's at December 31, 1997 was $155.5 million and approximated fair value.

Equity Investments

     The CIT Group/Equity Investments and its subsidiary The CIT Group/Venture Capital (together "Equity Investments") originate and participate in merger and acquisition transactions, purchase private equity and equity-related securities and arrange transaction financing. Equity Investments also invests in emerging growth opportunities in selected industries, including the life sciences, information technology, communications and consumer products industries. Equity Investments made its first investment in 1991 and had total investments of $65.8 million at December 31, 1997.

Competition

     The Corporation's markets are highly competitive and are characterized by competitive factors that vary based upon product and geographic region. The Corporation's competitors include captive and independent finance companies, commercial banks and thrift institutions, industrial banks, leasing companies, manufacturers and vendors. Substantial national financial services networks have been formed by insurance companies and bank holding companies that compete with the Corporation. On a local level, community banks and smaller independent finance and/or mortgage companies are a competitive force. Some competitors have substantial local market positions. Many of the competitors of the Corporation are large companies that have substantial capital, technological and marketing resources. Some of these competitors are larger than the Corporation and may have access to capital at a lower cost than the Corporation. Also, the Corporation's competitors include businesses that are not related to bank holding companies and, accordingly, may engage in activities such as short-term equipment rental and servicing, which currently are prohibited to the Corporation. Competition has been enhanced in recent years by an improving economy and growing marketplace liquidity. The markets for most of the Corporation's products are characterized by a large number of competitors. However, with respect to some of the Corporation's products, competition is more concentrated.

     The Corporation competes primarily on the basis of pricing, terms, and structure, with other primary competitive factors including industry experience and client service and relationships. From time to time, competitors of the Corporation seek to compete aggressively on the basis of these factors and the Corporation may lose market share to the extent it is unwilling to match its competitors' pricing and terms in order to maintain its interest margins and/or credit standards.

     Other primary competitive factors include industry experience and client service and relationships. In addition, demand for the Corporation's products with respect to certain industries, such as the commercial airline industry, will be affected by demand for such industry's services and products and by industry regulations.

Regulation

     DKB is a bank holding company within the meaning of the Bank Holding Company Act of 1956 (the "Act"), and is registered as such with the Federal Reserve. As a result, the Corporation is subject to certain provisions of the Act and is subject to examination by the Federal Reserve. In general, the Act limits the activities in which a bank holding company and its subsidiaries may engage to those of banking or managing or controlling banks or performing services for their subsidiaries and to continuing activities which the Federal Reserve has determined to be "so closely related to banking or managing or controlling banks as to be a proper incident thereto." The Corporation's current principal business activities constitute permissible activities for a nonbank subsidiary of a bank holding company.

     In addition to being subject to the Act, DKB is subject to Japanese banking laws, regulations, guidelines and orders that affect permissible activities of the Corporation. DKB and the Corporation have entered into an agreement in order to facilitate DKB's compliance with applicable U.S. and Japanese banking laws, or the regulations, interpretations, policies, guidelines, requests, directives and orders of the applicable regulatory authorities or the staffs thereof or a court (collectively, the "Banking Laws"). That agreement prohibits the Corporation from engaging in any new activity or entering into any transaction for which prior approval, notice or filing is required under Banking Laws without the required prior approval having been obtained, prior notice having been given or made by DKB and accepted or such filings having been made. The Corporation is also prohibited from engaging in any activity as would cause DKB, the Corporation or any affiliate of DKB or the Corporation to violate any Banking Laws. In the event that, at any time, it is determined by DKB that any activity then conducted by the Corporation is prohibited by any Banking Law, the Corporation is required to take all reasonable steps to cease such activity. Under the terms of that agreement, DKB is responsible for making all determinations as to compliance with applicable Banking Laws.

     Two of the subsidiaries of the Corporation are investment companies organized under Article XII of the New York Banking Law and, as a result, the activities of these subsidiaries are restricted by state banking laws and these subsidiaries are subject to examination by state banking examiners. Also, any person or entity seeking to purchase "control" of the Corporation would be required to apply for and obtain the prior approval of the Superintendent of Banks of the State of New York. "Control" is presumed to exist if a person or entity would, directly or indirectly, own, control or hold (with power to vote) 10% or more of the voting stock of the Corporation.

     The operations of the Corporation are subject, in certain instances, to supervision and regulation by state and federal governmental authorities and may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, among other things, (i) regulate credit granting activities, (ii) establish maximum interest rates, finance charges and other charges, (iii) regulate customers' insurance coverages, (iv) require disclosures to customers, (v) govern secured transactions and (vi) set collection, foreclosure, repossession and claims handling procedures and other trade practices.

     The Corporation's consumer finance business is subject to detailed enforcement and supervision by state authorities under legislation and regulations which generally require licensing of the lender. Licenses are renewable and may be subject to suspension or revocation for violations of such laws and regulations. Applicable state laws generally regulate interest rates and other charges and require certain disclosures. In addition, most states have other laws, public policies and general principles of equity relating to the protection of consumers, unfair and deceptive practices and practices that may apply to the origination, servicing and collection of consumer finance loans. Depending on the provision of the applicable law and the specific facts and circumstances involved, violations of these laws, policies and principles may limit the Corporation's ability to collect all or part of the principal of or interest on consumer finance loans, may entitle the borrower to a refund of amounts previously paid and, in addition, could subject the Corporation to damages and administrative sanctions.

     Federal laws preempt state usury ceilings on first mortgage loans and state laws which restrict various types of alternative dwelling secured receivables, except in those states which have specifically opted out, in whole or in part, of such preemption. Loans may also be subject to other federal laws, including:
(i) the Federal Truth-in-Lending Act and Regulation Z promulgated thereunder, which require certain disclosures to borrowers and other parties regarding loan terms; (ii) the Real Estate Settlement Procedures Act and Regulation X promulgated thereunder, which require certain disclosures to borrowers and other parties regarding certain loan terms and regulates certain practices with respect to such loans; (iii) the Equal Credit Opportunity Act and Regulation B promulgated thereunder, which prohibit discrimination in the extension of credit and administration of loans on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act; (iv) the Fair Credit Reporting Act, which regulates the use and reporting of information related to a borrower's credit experience; and
(v) the Fair Housing Act, which prohibits discrimination on the basis of, among other things, familial status or handicap.

     Depending on the provisions of the applicable law and the specific facts and circumstances involved, violations of these laws may limit the ability of the Corporation to collect all or part of the principal of or interest on applicable loans, may entitle the borrower to rescind the loan and any mortgage or to obtain a refund of amounts previously paid and, in addition, could subject the Corporation to damages and administrative sanctions.

     The above federal and state regulation and supervision could limit the Corporation's discretion in operating its businesses. For example, state laws often establish maximum allowable finance charges for certain consumer and commercial loans. Noncompliance with applicable statutes or regulations could result in the suspension or revocation of any license or registration at issue, as well as the imposition of civil fines and criminal penalties. No assurance can be given that applicable laws or regulations will not be amended or construed differently, that new laws and regulations will not be adopted or that interest rates the Corporation charges will not rise to state maximum levels, the effect of any of which could be to adversely affect the business or results of operations of the Corporation. Under certain circumstance, the Federal Reserve has the authority to issue orders which could restrict the ability of the Corporation to engage in new activities or to acquire additional businesses or to acquire assets outside of the normal course of business.

                        SUMMARY OF FINANCIAL INFORMATION

     The following is a summary of certain financial information of the Corporation and its subsidiaries. The data for the years ended December 31, 1997, 1996 and 1995 were obtained from the Corporation's audited consolidated financial statements contained in the Corporation's 1997 Annual Report on Form 10-K. The data for the years ended December 31, 1994 and 1993 were obtained from audited consolidated statements of the Corporation that are not incorporated by reference in this Prospectus. The data for the quarters ended June 30, 1998 and 1997 were obtained from the Corporation's unaudited condensed consolidated financial statements contained in the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998. This summary should be read in conjunction with the financial information of the Corporation included in the reports referred to under "Documents Incorporated By Reference."

                                   Six Months Ended
                                        June 30,                    Years Ended December 31,
                                    --------------      ------------------------------------------------
                                    1998      1997      1997       1996      1995       1994        1993
                                    ----      ----      ----       ----      ----       ----        ----
                                                        (Dollar Amounts in Millions)
Finance income ................   $ 970.8   $ 889.0   $1,824.7   $1,646.2   $1,529.2   $1,263.8   $1,111.9
Interest expense ..............     502.4     456.7      937.2      848.3      831.5      614.0      508.0
                                  -------    ------   --------   --------   --------   --------   --------
  Net finance income ..........     468.4     432.3      887.5      797.9      697.7      649.8      603.9
Fees and other income .........     127.1     107.1      247.8      244.1      184.7      174.4      133.8
Gain on Sale of Equity interest
  acquired in loan workout ....        --      58.0       58.0         --         --         --         --
                                  -------    ------   --------   --------   --------   --------   --------
  Operating revenue ...........     595.5     597.4    1,193.3    1,042.0      882.4      824.2      737.7
                                  -------    ------   --------   --------   --------   --------   --------
Salaries and employee benefits      121.8     123.3      253.5      223.0      193.4      185.8      152.1
General operating expenses ....      83.9      87.2      174.9      170.1      152.3      152.1      130.1
                                  -------    ------   --------   --------   --------   --------   --------
Salaries and general operating
  expenses ....................     205.7     210.5      428.4      393.1      345.7      337.9      282.2
Provision for credit losses ...      44.4      56.0      113.7      111.4       91.9       96.9      104.9
Depreciation on operating
  lease equipment .............      78.7      66.0      146.8      121.7       79.7       64.4       39.8
Minority interest in subsidiary
  trust holding solely
  debentures of the company ...       9.6       6.7       16.3         --         --         --         --
                                  -------    ------   --------   --------   --------   --------   --------
     Operating expenses .......     338.4     339.2      705.2      626.2      517.3      499.2      426.9
                                  -------    ------   --------   --------   --------   --------   --------
Income before provision for
  income taxes ................     257.1     258.2      488.1      415.8      365.1      325.0      310.8
Provision for income taxes ....      91.7      94.4      178.0      155.7      139.8      123.9      128.5
                                  -------    ------   --------   --------   --------   --------   --------
     Net income ...............   $ 165.4    $163.8   $  310.1   $  260.1   $  225.3   $  201.1   $  182.3
                                  =======    ======   ========   ========   ========   ========   ========

     The following table sets forth the ratio of earnings to fixed charges for each of the periods indicated.

Ratios of Earnings to Fixed Charges

                                     Six Months
                                        Ended
                                       June 30,             Years Ended December 31,
                                    ------------     ---------------------------------------
                                    1998    1997     1997     1996     1995     1994    1993
                                    ----    ----     ----     ----     ----     ----    ----
Ratio of earnings to fixed charges  1.50    1.55     1.51     1.49     1.44     1.52    1.60


     The ratios of earnings to fixed charges have been computed in accordance with requirements of the Commission's Regulation S-K. Earnings consist of income from continuing operations before income taxes and fixed charges; fixed charges consist of interest on indebtedness, minority interest in subsidiary trust holding solely debentures of the Corporation, and the portion of rentals considered to represent an appropriate interest factor.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Debt Securities offered hereby will provide additional working funds for the Corporation and its subsidiaries and will be used initially to reduce short-term borrowings (currently represented by commercial paper) incurred primarily for the purpose of originating and purchasing receivables in the ordinary course of business. The amounts which the Corporation itself may use in connection with its business and which the Corporation may furnish to particular subsidiaries are not now determinable. From time to time the Corporation may also use the proceeds to finance the bulk purchase of receivables and/or the acquisition of other finance-related businesses.

                         DESCRIPTION OF DEBT SECURITIES

General

     The Debt Securities will constitute either Superior Indebtedness (as defined below) or Senior Subordinated Indebtedness (as defined below) of the Corporation. Senior Securities may be issued from time to time in one or more separate, unlimited series under one or more separate indentures, each substantially in the form of a global indenture (each such indenture and indentures supplemental thereto are hereinafter referred to as a "Senior Indenture", and collectively as the "Senior Indentures"), in each case between the Corporation and a banking institution organized under the laws of the United States or one of the states thereof (each such banking institution is hereinafter referred to as a "Senior Trustee", and collectively as the "Senior Trustees"). The Senior Subordinated Securities may be issued from time to time as either (i) one or more separate, unlimited series of Debt Securities constituting senior subordinated indebtedness under one or more separate indentures, each substantially in the form of a global indenture (each such indenture and indentures supplemental thereto are hereinafter referred to as a "Senior Subordinated Indenture", and collectively as the "Senior Subordinated Indentures"), in each case between the Corporation and a banking institution organized under the laws of the United States or one of the states thereof (each such banking institution is hereinafter referred to as a "Senior Subordinated Trustee", and collectively as the "Senior Subordinated Trustees"), or (ii) one or more separate, unlimited series of Debt Securities constituting senior subordinated indebtedness under the Senior Subordinated Indentures which is intended to qualify as "Tier II Capital" under the rules and regulations of the Ministry of Finance of Japan and the risk-based capital guidelines of the Federal Reserve Board, if such series have the limited rights of acceleration described under "Description of Debt Securities--Senior Subordinated Securities" and "Description of Debt Securities--Events of Default". The Senior Indentures and the Senior Subordinated Indentures are sometimes herein referred to as the "Indentures", and the Senior Trustees and the Senior Subordinated Trustees are sometimes herein referred to as the "Trustees".

     The statements under this heading are subject to the detailed provisions of each Indenture. A form of global Senior Indenture and a form of global Senior Subordinated Indenture are filed as exhibits to the Registration Statement of which this Prospectus is a part. Wherever particular provisions of an Indenture or terms defined therein are referred to, such provisions or definitions are incorporated by reference as a part of the statements made and the statements are qualified in their entirety by such reference.

     The Debt Securities to be issued pursuant to this Prospectus, comprised of the Senior Securities and the Senior Subordinated Securities, are limited to an aggregate initial offering price of $6.718 billion (or (i) if the principal of the Debt Securities is denominated in a foreign currency, the equivalent thereof at the time of offering, or (ii) if the Debt Securities are issued at an original issue discount, such greater principal amount as shall result in an aggregate initial offering price of $6.718 billion). The Senior Indentures do not limit the amount of Debt Securities or other unsecured Superior Indebtedness which may be issued thereunder or limit the amount of subordinated debt, secured or unsecured, which may be issued by the Corporation. Except as described herein under "Description of Debt Securities--Certain Restrictive Provisions", the Senior Subordinated Indentures do not limit the amount of Debt Securities or other unsecured Senior Subordinated Indebtedness which may be issued thereunder or limit the amount of Junior Subordinated Indebtedness, secured or unsecured, which may be issued by the Corporation. At June 30, 1998, approximately $200 million of Senior Subordinated Indebtedness was issued and outstanding. At June 30, 1998, under the most restrictive provisions of the Senior Subordinated Indentures, the Corporation could issue up to approximately $2.4 billion of additional Senior Subordinated Indebtedness. The Debt Securities will be issued in fully registered form and, with regard to each issue of Offered Debt Securities in respect of which this Prospectus is being delivered, in the manner and in the denominations set forth in the accompanying Prospectus Supplement.

     The Debt Securities may be issued in one or more separate series of Senior Securities and/or one or more separate series of Senior Subordinated Securities, in each case with the same or various maturities at par or at a discount. Offered Debt Securities bearing no interest or interest at a rate which at the time of issuance is below market rates ("Original Issue Discount Securities") will be sold at a discount (which may be substantial) below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto.

     Reference is made to the Prospectus Supplement for the following terms of the Offered Debt Securities: (i) the designation, aggregate principal amount, and authorized denominations of the Offered Debt Securities; (ii) the percentage of their principal amount at which such Offered Debt Securities will be issued;
(iii) the date or dates on which the Offered Debt Securities will mature; (iv) the rate or rates (which may be fixed or variable) per annum, if any, at which the Offered Debt Securities will bear interest, or the method of determining such rate or rates, or the original issue discount, if applicable; (v) the times at which any such interest will be payable and the date from which any such interest shall accrue; (vi) provisions for a sinking, purchase, or other analogous fund, if any; (vii) any redemption terms; (viii) the designation of the office or agency of the Corporation in the Borough of Manhattan, The City of New York, where the Offered Debt Securities may be presented for payment and may be transferred or exchanged by the registered holders thereof or by their attorneys duly authorized in writing; (ix) if other than U.S. dollars, the currency (including composite currencies) in which the principal of, premium, if any, and/or interest on the Offered Debt Securities will be payable; (x) any currency (including composite currencies) other than the stated currency of the Offered Debt Securities in which the principal of, premium, if any, and/or interest on the Offered Debt Securities may, at the election of the Corporation or the holders, be payable, and the periods within which, and terms and conditions upon which, such election may be made; (xi) if the amount of payments of principal of, premium, if any, and/or interest on the Offered Debt Securities may be determined with reference to an index, the manner in which such amounts will be determined; (xii) whether the Offered Debt Securities are Senior Securities or Senior Subordinated Securities, or include both; and (xiii) other specific terms.

     Principal, premium, if any, and interest, if any, less applicable withholding taxes, if any, will be payable at the office or agency of the Corporation maintained for such purpose in the Borough of Manhattan, The City of New York, provided that payment of interest, if any, less applicable withholding taxes, if any, may be made at the option of the Corporation by check mailed to the address of the person entitled thereto as it appears on the register of the Corporation. (Section 2.04 of the Indentures.)

     The Indentures provide that the Debt Securities will be transferable by the registered holders thereof, or by their attorneys duly authorized in writing, at the office or agency of the Corporation maintained for such purpose in such cities as will be designated in the Prospectus Supplement, in the manner and subject to the limitations provided in the Indentures, and upon surrender of the Debt Securities. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge in connection therewith. (Section 2.06 of the Indentures.)

     "Indebtedness", when used in the definition of the terms "Superior Indebtedness", "Senior Subordinated Indebtedness", and "Junior Subordinated Indebtedness", means all obligations which in accordance with generally accepted accounting principles should be classified as liabilities upon a balance sheet and in any event includes all debt and other similar monetary obligations, whether direct or guaranteed.

     "Superior Indebtedness" means all Indebtedness of the Corporation that is not by its terms subordinate or junior to any other indebtedness of the Corporation. As discussed below, the Senior Securities constitute Superior Indebtedness.

     "Senior Subordinated Indebtedness" means all Indebtedness of the Corporation that is subordinate only to Superior Indebtedness. As discussed below, the Senior Subordinated Securities constitute Senior Subordinated Indebtedness.

     "Junior   Subordinated   Indebtedness"   means  all   Indebtedness  of  the
Corporation that is subordinate to both Superior Indebtedness and Senior Subordinated Indebtedness.

Senior Securities

      The Senior Securities will be direct, unsecured obligations of the Corporation, and will constitute Superior Indebtedness issued on a parity with the other Superior Indebtedness of the Corporation. At June 30, 1998, approximately $16.5 billion of outstanding Superior Indebtedness was reflected in the Corporation's consolidated unaudited balance sheet. The Senior Securities will be senior to all Senior Subordinated Indebtedness, including the Senior Subordinated Securities, which at June 30, 1998, totaled $200.0 million outstanding, and Junior Subordinated Indebtedness, none of which was outstanding at June 30, 1998. The subordination provisions applicable to the Senior
Subordinated Securities are discussed below under "Description of Debt Securities--Senior Subordinated Securities".

Senior Subordinated Securities

     The Senior Subordinated Securities will be direct, unsecured obligations of the Corporation subordinated as to principal, premium, if any, and interest to the prior payment in full of all Superior Indebtedness of the Corporation, including the Senior Securities. In the event of any insolvency, bankruptcy, receivership, liquidation, reorganization, or similar proceedings or proceedings for voluntary liquidation, dissolution, or other winding up of the Corporation, whether or not involving insolvency or bankruptcy proceedings, the holders of Superior Indebtedness will first be paid in full before any payment on account of principal, premium, if any, or interest is made on the Senior Subordinated
Securities. An event of default under and/or acceleration of Superior Indebtedness does not in itself result in the suspension of payments on Senior Subordinated Securities. However, in the event the Senior Subordinated Securities are declared due and payable before their expressed maturity because of the occurrence of one of the events of default specified in the Senior Subordinated Indentures, holders of the Senior Subordinated Securities will be entitled to payment only after payment in full of Superior Indebtedness or provision for such payment is made.

     By reason of the foregoing subordination, in the event of insolvency, holders of Superior Indebtedness may recover more, ratably, than the holders of the Senior Subordinated Securities. The Senior Subordinated Securities are intended to rank in all respects on a parity with all other Senior Subordinated Indebtedness, including the Corporation's outstanding Senior Subordinated
Securities, and superior in right of payment to all Junior Subordinated Indebtedness and all outstanding capital stock.

     Senior Subordinated Securities of certain series may meet the requirements necessary for such series to be considered "Tier II Capital" under the rules and regulations of the Ministry of Finance of Japan and the risk-based capital guidelines of the Federal Reserve Board. If it is intended that any series be considered Tier II Capital, such series of the Senior Subordinated Securities may provide that the maturity date of any such series so designated by the Corporation in a supplement hereto will be subject to acceleration only in the event of certain circumstances related to the insolvency of the Corporation.

Certain Restrictive Provisions

     Except as set forth in the next sentence, no Indenture limits the amount of other securities which may be issued by the Corporation or its subsidiaries, but each contains a covenant that the Corporation will not pledge or otherwise subject to any lien ("Liens") any of its property or assets to secure indebtedness for money borrowed, incurred, issued, assumed or guaranteed by the Corporation, except Liens in favor of any subsidiary of the Corporation; purchase money Liens existing on property, assets, shares of capital stock or indebtedness hereafter acquired; Liens on any property or assets existing at the time of acquisition by the Corporation; Liens securing the performance of letters of credit, bids, tenders, sales contracts, purchase agreements, repurchase agreements, reverse repurchase agreements, bankers' acceptances, leases, surety and performance bonds, and other similar obligations incurred in the ordinary course of business; Liens upon any real property acquired or constructed by the Corporation primarily for use in the conduct of its business; arrangements providing for the leasing by the Corporation of any property or assets, which property or assets have been or will be sold or transferred by the Corporation with the intention that such property or assets will be leased back to the Corporation, if the obligations in respect of such lease would not be included as liabilities on a consolidated balance sheet of the Corporation; Liens to secure non-recourse debt in connection with the Corporation engaging in any leveraged or single-investor or other lease transactions; consensual Liens in the ordinary course of business of the Corporation that secure indebtedness that would not be included in total liabilities as shown on the Corporation's consolidated balance sheet; Liens created by the Corporation in connection with any transaction intended by the Corporation to be a sale of property or assets of the Corporation; Liens on property or assets financed through tax-exempt municipal obligations; any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any of the foregoing, provided that any such extension, renewal or replacement is limited to all or a part of the property or assets which secured the Lien so extended, renewed or replaced (plus improvements on such property); Liens that secure certain other indebtedness which, in an aggregate principal amount then outstanding, does not exceed 10% of the Corporation's consolidated net worth; and certain other minor exceptions. (Section 6.04 of the Indentures.) In addition, the Senior
Subordinated Indentures provide that the Corporation will not permit (i) the aggregate amount of Senior Subordinated Indebtedness outstanding at any time to exceed 100% of the aggregate amount of the par value of the capital stock plus the surplus (including retained earnings) of the Corporation and its consolidated subsidiaries or (ii) the aggregate amount of Senior Subordinated Indebtedness and Junior Subordinated Indebtedness outstanding at any time to exceed 150% of the aggregate amount of the par value of the capital stock plus the surplus (including retained earnings) of the Corporation and its consolidated subsidiaries. (Senior Subordinated Indenture Section 6.05.) Under the more restrictive of such tests in the Senior Subordinated Indentures, as of June 30, 1998, the Corporation could issue up to approximately $2.4 billion of additional Senior Subordinated Indebtedness. For information as to restrictions in other agreements on the Corporation's ability to issue Senior Subordinated Indebtedness, see "Description of Debt Securities--General" above.

     The holders of at least a majority in principal amount of the outstanding Debt Securities of any series may, on behalf of the holders of all Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Corporation with the foregoing restrictions. (Senior Indenture
Section 6.06, Senior Subordinated Indenture Section 6.07.)

     Each Indenture provides that, subject to the restrictions described in the first sentence of the first paragraph under this caption, nothing contained in such Indenture will prevent the consolidation or merger of the Corporation with or into any other corporation, or the merger into the Corporation of any other corporation, or the sale by the Corporation of its property and assets as, or substantially as, an entirety, or otherwise. Notwithstanding the foregoing: (i) in the event of any such consolidation or merger in which the Corporation is not the surviving corporation, the surviving corporation must succeed to and be substituted for the Corporation and must expressly assume by an indenture executed and delivered to the applicable Trustee, the due and punctual payment of the principal of (and premium, if any) and interest, if any, on all Debt Securities then outstanding and the performance and observance of every covenant and condition of such Indenture which is required to be performed or observed by the Corporation, and (ii) as a condition to any sale of the property and assets of the Corporation as, or substantially as, an entirety, the corporation to which such property and assets will be sold must (a) expressly assume, as part of the purchase price thereof, the due and punctual payment of the principal of (and premium, if any) and interest, if any, on all Debt Securities and the performance and observance of every covenant and condition of such Indenture which is required to be performed or observed by the Corporation, and (b) simultaneously with the delivery to it of the conveyances or instruments of transfer of such property and assets, execute and deliver to the applicable Trustee a proper indenture in form satisfactory to such Trustee, pursuant to which such purchasing corporation will assume the due and punctual payment of the principal of (and premium, if any) and interest, if any, on all Debt Securities then outstanding and the performance and observance of every covenant and condition of such Indenture which is required to be performed or observed by the Corporation, to the same extent that the Corporation is bound and liable. (Senior Indenture Section 15.01, Senior Subordinated Indenture Section 16.01.) Compliance by the Corporation with the foregoing restrictions may be waived by or on behalf of the holders of the outstanding Debt Securities. For information as to the modification of each Indenture, see "Description of Debt Securities--Modification of Indenture" below.

     Other than the foregoing restrictions, no Indenture contains covenants of the Corporation or provisions which afford additional protection to holders of outstanding Debt Securities in the event of a highly leveraged transaction involving the Corporation.

Modification of Indenture

     Each Indenture contains provisions permitting the Corporation and the Trustee thereunder to add any provisions to or change in any manner or eliminate any of the provisions of such Indenture or any indenture supplemental thereto or to modify in any manner the rights of the holders of any series of Debt Securities with the consent of the holders of not less than 662/3% in aggregate principal amount of such series of Debt Securities at the time outstanding, except that no such amendment or modification may (i) extend the fixed maturity of any Debt Security, reduce the rate or extend the time of payment of interest thereon, reduce the amount of the principal thereof, or premium, if any, payable with respect thereto, or reduce the amount of an Original Issue Discount Security payable upon the acceleration of the stated maturity thereof, without the consent of the holder of such Debt Security, or (ii) reduce the aforesaid percentage of any series of Debt Securities, the holders of which are required to consent to any such amendment or modification, without the consent of the holders of all the Debt Securities of such series then outstanding. (Section
14.02 of the Indentures.)

Outstanding Debt Securities

     In determining whether the holders of the requisite principal amount of outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent, or waiver under any Indenture, (i) the principal amount of an Original Issue Discount Security that will be deemed to be outstanding for such purposes will be the amount of the principal thereof that would be due and payable as of the date of such determination upon a declaration of acceleration of the maturity thereof upon an event of default and (ii) the principal amount of a Debt Security denominated in a foreign currency or currencies will be the U.S. dollar equivalent, determined on the date of original issuance of such Debt Security, of the principal amount. (Section
1.02 of the Indentures.)

Events of Default

     Each Indenture defines an "event of default" with respect to any series of Debt Securities as being any one of the following events and such other events as may be established for the Debt Securities of a particular series: (i) default for thirty days in any payment of interest on such series; (ii) default in any payment of principal of, and premium, if any, on such series when due;
(iii) default in the payment of any sinking fund installment of such series when due; (iv) default for thirty days after appropriate notice in performance of any other covenant in such Indenture (other than a covenant included in the Indenture solely for the benefit of another series of Debt Securities); (v) certain events in bankruptcy, insolvency, or reorganization; or (vi) default in the payment of any installment of interest on any evidence of indebtedness of, or assumed or guaranteed by, the Corporation (other than indebtedness subordinated to such series), or in the payment of any principal of any such evidence of indebtedness, and with respect to which any period of grace shall have expired, after appropriate notice. (Section 7.01 of the Indentures.) Each Indenture provides that the Trustee may withhold notice of any default (except in the payment of principal of, premium, if any, or interest, if any, on any series of Debt Securities) if it considers such withholding in the interests of the holders of such series of Debt Securities issued thereunder. (Section 11.03 of the Indentures.)

     Except as set forth below, each Indenture provides that the Trustee thereunder or the holders of not less than 25% in principal amount of any series of Debt Securities then outstanding may declare the principal of all Debt Securities of such series to be due and payable on an event of default. (Section
7.02 of the Indentures.) Notwithstanding the foregoing, any series of Senior Subordinated Securities which will be considered "Tier II" may provide that the Senior Subordinated Trustee or the holders of at least 25% in aggregate principal amount of the Senior Subordinated Securities of that series which are then outstanding may declare the principal of all Senior Subordinated Securities of that series to be due and payable immediately only if an event of default pursuant to (v) above shall have occurred and be continuing. Any such series will be designated by the Corporation in a supplement hereto.

     Reference is made to the Prospectus Supplement relating to any series of Offered Debt Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an event of default and the continuation thereof.

     Within 120 days after the close of each fiscal year, the Corporation must file with each Trustee a statement, signed by specified officers, stating whether or not such officers have knowledge of any default, and, if so, specifying each such default, the nature thereof and what action, if any, has been taken to cure such default. (Senior Indenture Section 6.05, Senior Subordinated Indenture Section 6.06.)

     Subject to provisions relating to its duties in case of default, no Trustee is under any obligation to exercise any of its rights or powers thereunder at the request, order, or direction of any holders of any series of Debt Securities, unless such holders shall have offered to such Trustee reasonable indemnity. (Section 11.01 of the Indentures.) Subject to such provisions for indemnification, the holders of a majority in principal amount of any series of Debt Securities outstanding may direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee thereunder, or of exercising any trust or power conferred upon such Trustee. (Section 7.08 of the Indentures.)

Defeasance of the Indenture and Debt Securities

     The Corporation at any time may satisfy its obligations with respect to payments of principal of the Debt Securities, and premium, if any, and interest, if any, on the Debt Securities of any series by irrevocably depositing in trust with the Trustee money or U.S. Government Obligations (as defined in the Indenture) or a combination thereof sufficient to make such payments when due. If such deposit is sufficient, as verified by a written report of a nationally recognized, independent public accounting firm, to make all payments of (i) interest, if any, on the Debt Securities of such series prior to and on their redemption or maturity, as the case may be, and (ii) principal of the Debt Securities, and premium, if any, on the Debt Securities of such series when due upon redemption or at the designated maturity date, as the case may be, then all the obligations of the Corporation with respect to the Debt Securities of such series and the Indenture insofar as it relates to the Debt Securities of such series will be satisfied and discharged (except as otherwise provided in the Indenture). In the event of any such defeasance, holders of the Debt Securities of such series would be able to look only to such trust fund for payment of principal of, premium, if any, and interest, if any, on the Debt Securities of such series until the designated maturity date or redemption. (Sections 12.01, 12.02 and 12.03 of the Indentures.)

     Such a trust may only be established if, among other things, (i) the Corporation has obtained an opinion of legal counsel (which may be based on a ruling from, or published by, the Internal Revenue Service) to the effect that holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred and (ii) at that time, with respect to any series of Debt Securities then listed on The New York Stock Exchange, the rules of The New York Stock Exchange do not prohibit such deposit with the Trustee.

Information Concerning the Trustees

     The Corporation from time to time may borrow from each of the Trustees, and the Corporation and certain of its subsidiaries maintain deposit accounts and conduct other banking transactions with some of the Trustees. A Trustee under a Senior Indenture or a Senior Subordinated Indenture may act as trustee under any of the Corporation's other indentures.

                              PLAN OF DISTRIBUTION

     The Corporation may sell the Debt Securities being offered hereby (i) directly to purchasers, (ii) through agents, (iii) to dealers, or (iv) through an underwriter or a group of underwriters.

     Offers to purchase Offered Debt Securities may be solicited directly by the Corporation or by agents designated by the Corporation from time to time. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment (ordinarily five business days or less). Agents may be entitled under agreements which may be entered into with the Corporation to indemnification by the Corporation against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

      If a dealer is utilized in the sale of the Offered Debt Securities in respect of which this Prospectus is delivered, the Corporation will sell such Offered Debt Securities to the dealer, as principal. The dealer may then resell such Offered Debt Securities to the public at varying prices to be determined by such dealer at the time of resale. Dealers may be entitled under agreements which may be entered into with the Corporation to indemnification by the Corporation against certain civil liabilities, including liabilities under the Securities Act.

     If an underwriter or underwriters are utilized in the sale, the Corporation may enter into an arrangement with such underwriters at the time of sale to them providing for their indemnification against certain liabilities, including liabilities under the Securities Act. The names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement which is intended for use by the underwriters to make resales of the Offered Debt Securities in respect of which this Prospectus is delivered to the public.

     The underwriters, dealers, and agents may be deemed to be underwriters and any discounts, commissions, or concessions received by them from the Corporation or any profit on the resale of Offered Debt Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such person who may be deemed to be an underwriter and any such compensation received from the Corporation will be described in the Prospectus Supplement. Underwriters, dealers, and agents may be customers of, engage in transactions with, or perform services for the Corporation in the ordinary course of business.

     If so indicated in the Prospectus Supplement, the Corporation will authorize underwriters and agents to solicit offers by certain institutions to purchase Offered Debt Securities from the Corporation at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date stated in the Prospectus Supplement. Each Contract will be for an amount not less than, and unless the Corporation otherwise agrees the aggregate principal amount of Offered Debt Securities sold pursuant to Contracts will be not less nor more than, the respective amounts stated in the Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but shall in all cases be subject to the approval of the Corporation. Contracts will not be subject to any conditions except that the purchase by an institution of the Offered Debt
Securities covered by its Contract must not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject. A commission indicated in the Prospectus Supplement will be granted to underwriters and agents soliciting purchases of Offered Debt Securities pursuant to Contracts accepted by the Corporation. Underwriters and agents will have no responsibility in respect of the delivery or performance of Contracts.

     The place and time of delivery for the Offered Debt Securities in respect of which this Prospectus is delivered will be set forth in the Prospectus Supplement.

                                    EXPERTS

     The financial statements of the Corporation as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL OPINIONS

     The legality of the Debt Securities to which this Prospectus relates has been passed upon for the Corporation by Schulte Roth & Zabel LLP, 900 Third Avenue, New York, New York 10022. Paul N. Roth, a director of the Corporation, is a partner of Schulte Roth & Zabel LLP.

PROSPECTUS SUPPLEMENT                                           February 2, 1999

                                  $600,000,000

                               The CIT Group, Inc.

                        5 1/2% Notes due February 15, 2004

                               [LOGO]   THE
                                        CIT
                                      GROUP

                             Warburg Dillon Read LLC

                                Barclays Capital

                              Chase Securities Inc.

                           Morgan Stanley Dean Witter